Balanced Fund

Effective on the close of business on June 14, 2002, the Fund acquired substantially all the assets and assumed certain liabilities of Wachovia Balanced Fund in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $32,385,944. The aggregate net assets of the Fund and Wachovia Balanced Fund immediately prior to the acquisition were $932,235,210 and $343,037,330, respectively. The aggregate net assets of the Fund immediately after the acquisition were $1,275,272,540.